UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (this “Form 6-K/A”) is an amendment to the Form 6-K of Global Blue Group Holding AG (the “Company”), filed on September 25, 2023 (the “Original Form 6-K”). Following the initial filing of the Original Form 6-K, the Company discovered that the Original Form 6-K was inadvertently incorporated by reference into the registration statements on Form F-3 (Nos. 333-259200, 333-267850, and 333-274233) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein. The Company is amending the Original Form 6-K to remove the aforementioned incorporation by reference and neither the Original Form 6-K nor this Form 6-K/A shall be incorporated by reference into any of the foregoing registration statements.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 25, 2023, Global Blue Group Holding AG (the “Company”) issued a press release introducing financial guidance and long-term targets, which is attached hereto as Exhibit 99.1 to this Form 6-K/A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2023

GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern
Name:         Jacques Stern
Title:         Chief Executive Officer

EXHIBIT INDEX

Exhibit number	Description
99.1	Press release dated September 25, 2023